EXHIBIT 12

ONEOK, Inc.
Computation of Earnings to Combined Fixed Charges

	Nine Months Ended September 30,
(Unaudited)	2002		2001
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$66,920		$82,618
Other interest	8,595		23,309
Amortization of debt discount and expense	7,511		2,588
Interest on lease agreements	6,659		4,332

Total Fixed Charges	89,685		112,847
Preferred dividend requirements	44,879		44,879

Total fixed charges and preferred dividend requirements	$134,564		$157,726

Earnings before income taxes and income from equity investees	$210,774		$156,057
Total fixed charges	89,685		112,847

Earnings available for combined fixed charges and preferred dividend requirements	$300,459		$268,904

Ratio of earnings to combined fixed charges and preferred dividend requirements	2.23	x	1.70	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.